Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended September 30, 2019

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended September 30, 2019

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended September 30,

($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2019	2018	2019	2018

Revenues	1
Gross Sales		5,068	6,143	16,190	16,873
Less: Royalties		332	286	847	574
		4,736	5,857	15,343	16,299
Expenses	1
Purchased Product		1,878	2,336	6,368	6,189
Transportation and Blending		1,255	1,494	3,768	4,673
Operating		529	506	1,574	1,683
Production and Mineral Taxes		1	-	1	1
(Gain) Loss on Risk Management	24	-	78	181	983
Depreciation, Depletion and Amortization	6,12,13	558	539	1,668	1,733
Exploration Expense	6,11	1	2	10	8
General and Administrative		72	78	209	304
Onerous Contract Provisions	18	(1)	630	(8)	692
Finance Costs	4	138	183	376	489
Interest Income		(3)	(5)	(9)	(11)
Foreign Exchange (Gain) Loss, Net	5	88	(182)	(265)	307
Re-measurement of Contingent Payment	17	(17)	(83)	137	411
Research Costs		6	4	16	23
(Gain) Loss on Divestiture of Assets		3	795	7	794
Other (Income) Loss, Net		(11)	(11)	(4)	(11)
Earnings (Loss) From Continuing Operations Before Income Tax		239	(507)	1,314	(1,969)
Income Tax Expense (Recovery)	8	52	(265)	(767)	(403)
Net Earnings (Loss) From Continuing Operations		187	(242)	2,081	(1,566)
Net Earnings (Loss) From Discontinued Operations	7	-	1	-	253
Net Earnings (Loss)		187	(241)	2,081	(1,313)

Basic and Diluted Earnings (Loss) Per Share ($)	9
Continuing Operations		0.15	(0.20)	1.69	(1.27)
Discontinued Operations		-	-	-	0.21
Net Earnings (Loss) Per Share		0.15	(0.20)	1.69	(1.06)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2019	2018	2019	2018

Net Earnings (Loss)		187	(241)	2,081	(1,313)
Other Comprehensive Income (Loss), Net of Tax	22
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(5)	5	(7)	-
Change in the Fair Value of Equity Instruments at FVOCI (1)		-	-	3	-
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		53	(83)	(142)	134
Total Other Comprehensive Income (Loss), Net of Tax		48	(78)	(146)	134
Comprehensive Income (Loss)		235	(319)	1,935	(1,179)

(1)	Fair Value through Other Comprehensive Income (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	September 30, 2019	December 31, 2018

Assets
Current Assets
Cash and Cash Equivalents		437	781
Accounts Receivable and Accrued Revenues		1,306	1,238
Income Tax Receivable		14	-
Inventories	10	1,497	1,013
Risk Management	24,25	2	163
Total Current Assets		3,256	3,195
Exploration and Evaluation Assets	1,11	822	785
Property, Plant and Equipment, Net	1,12	28,127	28,698
Right-of-Use Assets, Net	1,13	1,093	-
Income Tax Receivable		-	160
Other Assets	14	209	64
Goodwill	1	2,272	2,272
Total Assets		35,779	35,174

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,978	1,833
Long-Term Debt	15	662	682
Lease Liabilities	16	169	-
Contingent Payment	17	64	15
Onerous Contract Provisions	18	17	50
Income Tax Payable		16	17
Risk Management	24,25	3	3
Total Current Liabilities		2,909	2,600
Long-Term Debt	15	6,577	8,482
Lease Liabilities	16	1,510	-
Contingent Payment	17	66	117
Onerous Contract Provisions	18	47	613
Decommissioning Liabilities	19	1,205	875
Other Liabilities	20	183	158
Deferred Income Taxes		4,055	4,861
Total Liabilities		16,552	17,706
Shareholders’ Equity		19,227	17,468
Total Liabilities and Shareholders’ Equity		35,779	35,174

Commitments and Contingencies	27

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 21)			(Note 22)

As at December 31, 2017	11,040	4,361	3,937	643	19,981
Net Earnings (Loss)	-	-	(1,313)	-	(1,313)
Other Comprehensive Income (Loss)	-	-	-	134	134
Total Comprehensive Income (Loss)	-	-	(1,313)	134	(1,179)
Stock-Based Compensation Expense	-	5	-	-	5
Dividends on Common Shares	-	-	(183)	-	(183)
As at September 30, 2018	11,040	4,366	2,441	777	18,624

As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	2,081	-	2,081
Other Comprehensive Income (Loss)	-	-	-	(146)	(146)
Total Comprehensive Income (Loss)	-	-	2,081	(146)	1,935
Stock-Based Compensation Expense	-	7	-	-	7
Dividends on Common Shares	-	-	(183)	-	(183)
As at September 30, 2019	11,040	4,374	2,921	892	19,227

(1)Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2019	2018	2019	2018

Operating Activities
Net Earnings (Loss)		187	(241)	2,081	(1,313)
Depreciation, Depletion and Amortization	6,12,13	558	539	1,668	1,733
Exploration Expense	6,11	1	2	10	8
Deferred Income Taxes	8	46	(254)	(790)	(210)
Unrealized (Gain) Loss on Risk Management	24	9	(247)	157	(508)
Unrealized Foreign Exchange (Gain) Loss	5	88	(196)	(560)	299
Re-measurement of Contingent Payment	17	(17)	(83)	137	411
(Gain) Loss on Discontinuance	7	-	(2)	-	(308)
(Gain) Loss on Divestiture of Assets		3	795	7	794
Unwinding of Discount on Decommissioning Liabilities	4,19	15	16	43	47
Onerous Contract Provisions, Net of Cash Paid	18	(3)	626	(14)	681
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		(12)	-	279	-
Other		41	22	28	76
Net Change in Other Assets and Liabilities		(21)	(15)	(55)	(50)
Net Change in Non-Cash Working Capital		(61)	297	(446)	9
Cash From (Used in) Operating Activities		834	1,259	2,545	1,669

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	11	(20)	(7)	(40)	(20)
Capital Expenditures – Property, Plant and Equipment	12	(272)	(260)	(823)	(1,070)
Proceeds From Divestitures		-	640	(1)	1,054
Net Change in Investments and Other		(16)	-	(25)	9
Net Change in Non-Cash Working Capital		(35)	(73)	(77)	(213)
Cash From (Used in) Investing Activities		(343)	300	(966)	(240)

Net Cash Provided (Used) Before Financing Activities		491	1,559	1,579	1,429

Financing Activities	26
(Repayment) of Long-Term Debt		-	-	(1,601)	-
Net Issuance (Repayment) of Revolving Long-Term Debt		(1)	(7)	4	(20)
Principal Repayment of Leases	16	(39)	-	(108)	-
Dividends Paid on Common Shares	9	(60)	(61)	(183)	(183)
Other		-	-	-	(1)
Cash From (Used in) Financing Activities		(100)	(68)	(1,888)	(204)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(18)	(2)	(35)	30
Increase (Decrease) in Cash and Cash Equivalents		373	1,489	(344)	1,255
Cash and Cash Equivalents, Beginning of Period		64	376	781	610
Cash and Cash Equivalents, End of Period		437	1,865	437	1,865

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 4100, 225, 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

•

Deep Basin, which includes approximately 2.8 million net acres of land primarily in the Elmworth‑Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

As at January 5, 2018, all of the Conventional segment assets were sold. Refer to Note 7 for more information.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

A) Results of Operations – Segment and Operational Information

	Oil Sands		Deep Basin		Refining and Marketing
For the three months ended September 30,	2019	2018	2019	2018	2019	2018
Revenues
Gross Sales	2,722	2,992	131	214	2,420	3,126
Less: Royalties	336	275	(4)	11	-	-
	2,386	2,717	135	203	2,420	3,126
Expenses
Purchased Product	-	-	-	-	2,042	2,483
Transportation and Blending	1,249	1,482	20	20	-	-
Operating	227	230	77	103	255	209
Production and Mineral Taxes	-	-	1	-	-	-
(Gain) Loss on Risk Management	(7)	323	-	7	(3)	(2)
Operating Margin	917	682	37	73	126	436
Depreciation, Depletion and Amortization	391	374	78	95	65	56
Exploration Expense	1	2	-	-	-	-
Segment Income (Loss)	525	306	(41)	(22)	61	380

			Corporate and Eliminations		Consolidated
For the three months ended September 30,			2019	2018	2019	2018
Revenues
Gross Sales			(205)	(189)	5,068	6,143
Less: Royalties			-	-	332	286
			(205)	(189)	4,736	5,857
Expenses
Purchased Product			(164)	(147)	1,878	2,336
Transportation and Blending			(14)	(8)	1,255	1,494
Operating			(30)	(36)	529	506
Production and Mineral Taxes			-	-	1	-
(Gain) Loss on Risk Management			10	(250)	-	78
Depreciation, Depletion and Amortization			24	14	558	539
Exploration Expense			-	-	1	2
Segment Income (Loss)			(31)	238	514	902
General and Administrative			72	78	72	78
Onerous Contract Provisions			(1)	630	(1)	630
Finance Costs			138	183	138	183
Interest Income			(3)	(5)	(3)	(5)
Foreign Exchange (Gain) Loss, Net			88	(182)	88	(182)
Re-measurement of Contingent Payment			(17)	(83)	(17)	(83)
Research Costs			6	4	6	4
(Gain) Loss on Divestiture of Assets			3	795	3	795
Other (Income) Loss, Net			(11)	(11)	(11)	(11)
			275	1,409	275	1,409
Earnings (Loss) From Continuing Operations Before Income Tax					239	(507)
Income Tax Expense (Recovery)					52	(265)
Net Earnings (Loss) From Continuing Operations					187	(242)

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

	Oil Sands		Deep Basin		Refining and Marketing
For the nine months ended September 30,	2019	2018	2019	2018	2019	2018
Revenues
Gross Sales	8,179	8,646	501	714	7,958	8,135
Less: Royalties	827	512	20	62	-	-
	7,352	8,134	481	652	7,958	8,135
Expenses
Purchased Product	-	-	-	-	6,646	6,664
Transportation and Blending	3,736	4,616	62	72	-	-
Operating	771	789	257	303	698	724
Production and Mineral Taxes	-	-	1	1	-	-
(Gain) Loss on Risk Management	38	1,465	-	26	(14)	2
Operating Margin	2,807	1,264	161	250	628	745
Depreciation, Depletion and Amortization	1,127	1,119	247	406	213	165
Exploration Expense	10	8	-	-	-	-
Segment Income (Loss)	1,670	137	(86)	(156)	415	580

			Corporate and Eliminations		Consolidated
For the nine months ended September 30,			2019	2018	2019	2018
Revenues
Gross Sales			(448)	(622)	16,190	16,873
Less: Royalties			-	-	847	574
			(448)	(622)	15,343	16,299
Expenses
Purchased Product			(278)	(475)	6,368	6,189
Transportation and Blending			(30)	(15)	3,768	4,673
Operating			(152)	(133)	1,574	1,683
Production and Mineral Taxes			-	-	1	1
(Gain) Loss on Risk Management			157	(510)	181	983
Depreciation, Depletion and Amortization			81	43	1,668	1,733
Exploration Expense			-	-	10	8
Segment Income (Loss)			(226)	468	1,773	1,029
General and Administrative			209	304	209	304
Onerous Contract Provisions			(8)	692	(8)	692
Finance Costs			376	489	376	489
Interest Income			(9)	(11)	(9)	(11)
Foreign Exchange (Gain) Loss, Net			(265)	307	(265)	307
Re-measurement of Contingent Payment			137	411	137	411
Research Costs			16	23	16	23
(Gain) Loss on Divestiture of Assets			7	794	7	794
Other (Income) Loss, Net			(4)	(11)	(4)	(11)
			459	2,998	459	2,998
Earnings (Loss) From Continuing Operations Before Income Tax					1,314	(1,969)
Income Tax Expense (Recovery)					(767)	(403)
Net Earnings (Loss) From Continuing Operations					2,081	(1,566)

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

B) Revenues by Product

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Upstream
Crude Oil	2,412	2,746	7,417	8,229
Natural Gas	47	64	214	239
NGLs	48	95	151	269
Other	14	15	51	49
Refined Product	2,087	2,633	6,202	6,711
Market Optimization	333	493	1,756	1,424
Corporate and Eliminations	(205)	(189)	(448)	(622)
Revenues From Continuing Operations	4,736	5,857	15,343	16,299

C) Geographical Information

	Revenues
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Canada	2,623	3,218	9,077	9,545
United States	2,113	2,639	6,266	6,754
Consolidated	4,736	5,857	15,343	16,299

			Non-Current Assets (1)
As at	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Canada	28,331	27,644	28,331	27,644
United States	4,192	4,175	4,192	4,175
Consolidated	32,523	31,819	32,523	31,819
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, other assets and goodwill.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Right-of-Use Assets, Goodwill and Total Assets

	E&E Assets		PP&E		ROU Assets
As at	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Oil Sands	674	639	21,128	21,646	513	-
Deep Basin	148	146	2,464	2,482	2	-
Refining and Marketing	-	-	4,199	4,284	84	-
Corporate and Eliminations	-	-	336	286	494	-
Consolidated	822	785	28,127	28,698	1,093	-

			Goodwill		Total Assets
As at	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Oil Sands	0	-	2,272	2,272	26,010	25,373
Deep Basin	-	-	-	-	2,712	2,742
Conventional (Discontinued Operations)	-	-	-	-	-	14
Refining and Marketing	-	-	-	-	5,694	5,621
Corporate and Eliminations	-	-	-	-	1,363	1,424
Consolidated	-	-	2,272	2,272	35,779	35,174

E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Capital Investment
Oil Sands	152	176	502	718
Deep Basin	14	22	36	193
Refining and Marketing	87	59	214	147
Corporate and Eliminations	41	14	107	29
	294	271	859	1,087
Acquisition Capital
Oil Sands	-	318	2	318
Deep Basin	-	1	3	8
Refining and Marketing	-	-	4	-
Total Capital Expenditures	294	590	868	1,413
(1)	Includes expenditures on PP&E and E&E assets.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2018, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended December 31, 2018. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Audit Committee effective October 30, 2019.

3. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 16, “Leases”

Effective January 1, 2019, the Company adopted IFRS 16, “Leases” (“IFRS 16”). The Company has applied the new standard using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Therefore, the comparative information in the Company’s consolidated balance sheet, consolidated statements of earnings, other comprehensive income, shareholders’ equity and cash flows has not been restated.

On adoption, Management elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than twelve months as at January 1, 2019 as short-term leases;
•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of a low dollar value (less than US$5 thousand);
•	The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease;
•	Account for lease and non-lease components as a single lease component for lease liabilities related to storage tanks; and
•

Use the Company’s previous assessment under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) for onerous contracts instead of reassessing the ROU assets for impairment on January 1, 2019.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

	Notes	As Reported at December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Assets
Accounts Receivable and Accrued Revenues	iv	1,238	2	1,240
Property, Plant and Equipment, Net	v	28,698	(3)	28,695
Right-of-Use Assets, Net	ii	-	1,491
	iii	-	(585)
	iv	-	(16)
	v	-	3	893
Other Assets	iv	64	14	78

Liabilities and Shareholders' Equity
Current Portion of Lease Liabilities	i	-	(128)	(128)
Current Portion of Onerous Contract Provisions	iii	(50)	37	(13)
Non-Current Lease Liabilities	i	-	(1,363)
	v	-	(3)	(1,366)
Non-Current Onerous Contract Provisions	iii	(613)	548	(65)
Other Liabilities	v	(158)	3	(155)
Total		29,179	-	29,179

Notes:

i) Lease Liabilities

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17, “Leases” (“IAS 17”). Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rates at January 1, 2019. Incremental borrowing rates as at January 1, 2019 range from 4.0 percent to 5.7 percent. Leases with a remaining term of less than twelve months and low-value leases were excluded. Total lease liabilities of $1.5 billion were recorded as at January 1, 2019, of which $128 million was the current portion.

ii) ROU Assets

The associated ROU assets were measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contract provisions with no impact on retained earnings.

iii) Onerous Contract Provisions

On initial adoption, Management has applied the practical expedient to use the Company’s previous assessment under IAS 37 for onerous contracts. This resulted in a reduction of $585 million to the December 31, 2018 onerous contract provisions.

iv) Sublease Contracts

On transition, the Company reassessed the classification of its sublease contracts previously classified as operating leases under IAS 17. The Company concluded certain of these subleases were finance leases under IFRS 16 and as a result a $16 million net investment in finance leases was recognized on adoption of IFRS 16, of which, the current portion was $2 million.

v) Reclassify Previously Recognized Finance Leases

Leases accounted for as finance leases under IAS 17 was reclassified to ROU assets and lease liabilities from property, plant and equipment and other liabilities, respectively.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

vi) Reconciliation of Commitments to Lease Liability

The following table provides a reconciliation of the commitments as at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Total
Transportation and Storage	23,341
Real Estate	1,831
Capital Commitments	24
Other Long-Term Commitments	490
Commitments as at December 31, 2018	25,686

Less:
Non-Lease Components	(1,143)
Agreements that do not Contain a Lease	(22,811)
Lease Agreements with Assets not yet Available for Use	(507)
Short-Term Leases	(8)

Add:
Provision Previously Recognized under IAS 37	1,064
Finance Lease Liabilities under IAS 17	4
Lease Liabilities Commitments as at December 31, 2018	2,285

Impact of Discounting	(791)
Lease Liability as at January 1, 2019	1,494

B) Update to Significant Accounting Policies

Leases

The Company applied IFRS 16 using the modified retrospective approach; therefore, the comparative information provided continues to be accounted for in accordance with the Company’s previous accounting policy found in the annual Consolidated Financial Statements for the year ended December 31, 2018.

The following accounting policy is applicable from January 1, 2019:

The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.

As Lessee

Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.

Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the consolidated statement of earnings if the carrying amount of the ROU asset has been reduced to zero.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.

The ROU asset is depreciated, on a straight-line basis, over the shorter of the estimated useful life of the asset or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Leases that have terms of less than twelve months or leases on which the underlying asset is of low value are recognized as an expense in the consolidated statement of earnings on a straight-line basis over the lease term.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.

As Lessor

As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.

When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately.  It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

C) Critical Accounting Judgments and Estimate Uncertainty

Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment.

4. FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Interest Expense – Short-Term Borrowings and Long-Term Debt	97	133	317	395
Net (Discount) Premium on Redemption of Long-Term Debt (Note 15)	-	27	(64)	27
Interest Expense – Lease Liabilities (Note 16)	20	-	59	-
Unwinding of Discount on Decommissioning Liabilities (Note 19)	15	15	43	46
Other	6	8	21	21
	138	183	376	489

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	86	(171)	(542)	306
Other	2	(25)	(18)	(7)
Unrealized Foreign Exchange (Gain) Loss	88	(196)	(560)	299
Realized Foreign Exchange (Gain) Loss	-	14	295	8
	88	(182)	(265)	307

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

6. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Impairments

On a quarterly basis, the Company assesses its cash-generating units (“CGUs”) for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount.

2019 Upstream Impairments

As at September 30, 2019, forward natural gas prices have declined approximately 15 percent since the Company tested its upstream CGUs for impairment as at December 31, 2018. Therefore, the Company completed an impairment test of its upstream CGUs with natural gas reserves. As at September 30, 2019, there was no impairment of goodwill or the Company’s CGUs.

Key Assumptions

As at September 30, 2019, the recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2018 by the Company’s independent qualified reserves evaluators.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at September 30, 2019, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2019	2020	2021	2022	2023	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	56.33	61.00	64.60	67.13	68.88	2.0%
WCS (C$/barrel) (2)	57.14	59.32	62.40	64.19	66.09	2.1%
Edmonton C5+ (C$/barrel)	70.67	76.11	79.72	81.95	84.29	2.0%
AECO (C$/Mcf) (3) (4)	1.69	1.85	2.26	2.60	2.70	2.1%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas.
(4)	Assumes gas heating value of one million British thermal units (“MMBtu”) per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate of 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

2018 Upstream Impairments

As at September 30, 2018, the book value of the Company’s net assets was greater than its market capitalization and forward natural gas prices declined further since the Company last tested its upstream CGUs for impairment as at June 30, 2018. As such, the Company tested its upstream assets for impairment. As at September 30, 2018, there was no impairment of goodwill or the Company’s CGUs.

As at March 31, 2018, the Company tested its upstream CGUs for impairment and the Company determined that the carrying amount of the Clearwater CGU exceeded its recoverable amount, resulting in an impairment loss of $100 million. The impairment was recorded as additional DD&A in the Deep Basin segment. Future cash flows for the CGU declined due to lower forward natural gas prices. As at March 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be approximately $322 million.

Key Assumptions

As at September 30, 2018, the recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2017 by the Company’s independent qualified reserves evaluators.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at September 30, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2018	2019	2020	2021	2022	Average Annual Increase Thereafter
WTI (US$/barrel)	73.00	72.00	71.33	72.07	73.71	2.0%
WCS (C$/barrel)	58.68	65.25	67.49	68.91	70.22	2.1%
Edmonton C5+ (C$/barrel)	88.12	88.15	88.07	86.53	87.64	2.0%
AECO (C$/Mcf)	1.91	2.08	2.47	2.84	3.05	2.1%

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate of 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

B) Asset Impairment and Writedowns

Exploration and Evaluation Assets

For the nine months ended September 30, 2019, $10 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense in the Oil Sands segment.

For the nine months ended September 30, 2018, $8 million of previously capitalized E&E costs were written off and recorded as exploration expense in the Oil Sands segment.

Property, Plant and Equipment, Net

For the nine months ended September 30, 2019, the Company recorded an impairment loss of $17 million in the Oil Sands segment related to a natural gas property that was written down to its recoverable amount. In addition, $8 million of leasehold improvements were written off. These impairment losses were recorded as additional DD&A in the Oil Sand Segment and Corporate and Eliminations segment.

For the nine months ended September 30, 2018, the Company recorded an impairment loss of $7 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts. This impairment loss was recorded as additional DD&A in the Corporate and Eliminations segment.

7. DISCONTINUED OPERATIONS

A) Results of Discontinued Operations

In 2017, the Company announced its intention to divest of its Conventional segment. The Conventional segment included the Company’s heavy oil assets at Pelican Lake, the CO2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. The results of operations from the Conventional segment have been reported as a discontinued operation. With the exception of the Suffield assets, the Conventional assets were sold prior to December 31, 2017.

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. The agreement includes a deferred purchase price adjustment (“DPPA”) that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices meet certain thresholds over the two years following the close of the disposition.

The DPPA is a two year agreement that commenced on close. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per MMBtu. Monthly cash payments are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close was $7 million.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

The following table presents the results of discontinued operations, including asset sales:

For the periods ended September 30, 2018	Three Months Ended	Nine Months Ended
Revenues
Gross Sales	-	15
Less: Royalties	1	2
	(1)	13
Expenses
Transportation and Blending	-	1
Operating	(2)	(29)
Production and Mineral Taxes	-	1
Operating Margin	1	40
Finance Costs	1	1
Earnings (Loss) From Discontinued Operations Before Income Tax	-	39
Deferred Tax Expense (Recovery)	1	11
After-tax Earnings (Loss) From Discontinued Operations	(1)	28
After-tax Gain (Loss) on Discontinuance (1)	2	225
Net Earnings (Loss) From Discontinued Operations	1	253
(1)	Net of deferred tax expense of $nil and $83 million in the three and nine months ended September 30, 2018, respectively.

B) Cash Flows From Discontinued Operations

For the periods ended September 30, 2018	Three Months Ended	Nine Months Ended
Cash From (Used in) Operating Activities	1	39
Cash From (Used in) Investing Activities	(5)	409
Net Cash Flow	(4)	448

8. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Current Tax
Canada	10	(15)	22	(108)
United States	(4)	5	1	9
Total Current Tax Expense (Recovery)	6	(10)	23	(99)
Deferred Tax Expense (Recovery)	46	(255)	(790)	(304)
Tax Expense (Recovery) From Continuing Operations	52	(265)	(767)	(403)

In the three and nine months ended September 30, 2019, current tax expense was recorded on current operations, net of prior year losses. A current tax recovery was recorded in 2018 due to the carry back of losses incurred to previous years.

In 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company recorded a deferred income tax recovery of $663 million for the nine months ended September 30, 2019. In addition, Cenovus has recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company’s U.S. operations resulting in a step-up in the tax basis of the Company’s refining assets.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

9. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Earnings (Loss) From:
Continuing Operations	187	(242)	2,081	(1,566)
Discontinued Operations	-	1	-	253
Net Earnings (Loss)	187	(241)	2,081	(1,313)

Basic – Weighted Average Number of Shares (millions)	1,228.8	1,228.8	1,228.8	1,228.8
Dilutive Effect of Cenovus NSRs (1)	0.6	0.5	0.5	0.4
Diluted – Weighted Average Number of Shares	1,229.4	1,229.3	1,229.3	1,229.2

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	0.15	(0.20)	1.69	(1.27)
Discontinued Operations	-	-	-	0.21
Net Earnings (Loss) Per Share	0.15	(0.20)	1.69	(1.06)
(1)	Net settlement rights (“NSRs”).

B) Dividends Per Share

For the nine months ended September 30, 2019, the Company paid dividends of $183 million or $0.15 per share (nine months ended September 30, 2018 – $183 million or $0.15 per share). On October 2, 2019, the Company announced a 25 percent dividend increase to $0.0625 per share for the fourth quarter of 2019, payable on December 31, 2019, to common shareholders of record as at December 13, 2019.

10. INVENTORIES

As a result of a decline in refined product prices, Cenovus recorded a $16 million write-down of its product inventory from cost to net realizable value as at September 30, 2019.

11. EXPLORATION AND EVALUATION ASSETS

Total
As at December 31, 2018	785
Additions	40
Exploration Expense (Note 6)	(10)
Change in Decommissioning Liabilities	6
Exchange Rate Movements and Other	1
As at September 30, 2019	822

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at January 1, 2019 (Note 3)	28,046	333	5,628	1,213	35,220
Additions	503	-	178	147	828
Change in Decommissioning Liabilities	300	-	9	2	311
Exchange Rate Movements and Other	(6)	-	(175)	1	(180)
Divestitures	(10)	-	-	-	(10)
As at September 30, 2019	28,833	333	5,640	1,363	36,169

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at January 1, 2019 (Note 3)	3,918	333	1,441	833	6,525
DD&A	1,293	-	184	54	1,531
Impairment Losses (Note 6)	17	-	-	8	25
Exchange Rate Movements and Other	13	-	(52)	-	(39)
As at September 30, 2019	5,241	333	1,573	895	8,042

CARRYING VALUE
As at January 1, 2019 (Note 3)	24,128	-	4,187	380	28,695
As at September 30, 2019	23,592	-	4,067	468	28,127

(1)Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

13. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets (1)	Refining Equipment	Other	Total
COST
As at January 1, 2019 (Note 3)	517	63	292	13	9	894
Additions	10	311	13	-	2	336
Terminations	-	-	(11)	-	-	(11)
Reclassifications	(8)	-	-	-	-	(8)
Exchange Rate Movements and Other	1	-	(4)	(3)	(1)	(7)
As at September 30, 2019	520	374	290	10	10	1,204

ACCUMULATED DEPRECIATION
As at January 1, 2019 (Note 3)	-	-	-	1	-	1
Depreciation	22	29	53	1	3	108
Impairment Losses	4	-	-	-	-	4
Terminations	-	-	(1)	-	-	(1)
Exchange Rate Movements and Other	-	-	-	-	(1)	(1)
As at September 30, 2019	26	29	52	2	2	111

CARRYING VALUE
As at January 1, 2019 (Note 3)	517	63	292	12	9	893
As at September 30, 2019	494	345	238	8	8	1,093
(1)	Storage assets include caverns and tanks.

14. OTHER ASSETS

As at	September 30, 2019	January 1, 2019 (1)
Intangible Assets	104	6
Equity Investments (Note 24)	41	38
Net Investment in Finance Leases	29	14
Long-Term Receivables	27	12
Prepaids	6	8
Other	2	-
	209	78
(1)	See Note 3.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

In the three months ended September 30, 2019, Cenovus entered into an agreement to assume a firm capacity shipper position in a pipeline Transportation Services Agreement (“TSA”) from a third party. The fee was recorded as an intangible asset at cost and will be amortized over the life of the contract of approximately ten years.

15. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at	Notes	September 30, 2019	December 31, 2018
Revolving Term Debt (1)	A	-	-
U.S. Dollar Denominated Unsecured Notes	B	7,298	9,241
Total Debt Principal		7,298	9,241
Debt Discounts and Transaction Costs		(59)	(77)
Long-Term Debt		7,239	9,164
Less: Current Portion		662	682
Long-Term Portion		6,577	8,482

(1)Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

A) Revolving Term Debt

Effective October 23, 2019, the Company extended the maturity date of the $1.2 billion tranche of its committed credit facility from November 30, 2021 to November 30, 2022 and the maturity date of the $3.3 billion tranche of its committed credit facility from November 30, 2022 to November 30, 2023.

As at September 30, 2019, the Company is in compliance with all of the terms of its debt agreements.

B) Unsecured Notes

In the nine months ended September 30, 2019, the Company paid US$1,201 million to repurchase a portion of its unsecured notes with a principal amount of US$1,263 million. A gain on the repurchase of C$64 million was recorded in finance costs.

The remaining principal amounts of the Company’s unsecured notes are:

As at September 30, 2019	US$ Principal Amount
5.70% due October 15, 2019	500
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
4.25% due April 15, 2027	962
5.25% due June 15, 2037	641
6.75% due November 15, 2039	1,400
4.45% due September 15, 2042	168
5.20% due September 15, 2043	58
5.40% due June 15, 2047	832
5,511

Subsequent to September 30, 2019, the Company repaid, at maturity, in full the 5.70 percent unsecured notes with a remaining principal of US$500 million. In addition, the Company repurchased a further US$13 million of its 4.45 percent unsecured notes due September 15, 2042 for cash of US$13 million.

On September 19, 2019, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus also allows ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”) to offer, should they so choose from time to time, the common shares they acquired in connection with Cenovus’s acquisition of ConocoPhillips’s 50 percent interest in FCCL and the majority of their western Canadian conventional crude oil and natural gas assets (the “Acquisition”). The base shelf prospectus will expire in October 2021 and replaces the Company’s US$7.5 billion base shelf prospectus, which would have expired in November 2019. Offerings under the base shelf prospectus are subject to market conditions.

C) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times. At different points within the economic cycle, Cenovus expects this ratio may periodically be above the target. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

Net Debt to Adjusted EBITDA (1)

As at	September 30, 2019	December 31, 2018
Current Portion of Long-Term Debt	662	682
Long-Term Debt	6,577	8,482
Less: Cash and Cash Equivalents	(437)	(781)
Net Debt	6,802	8,383

Net Earnings (Loss)	725	(2,669)
Add (Deduct):
Finance Costs	514	628
Interest Income	(17)	(19)
Income Tax Expense (Recovery)	(1,378)	(920)
DD&A	2,066	2,131
E&E Write-Down	2,125	2,123
Unrealized (Gain) Loss on Risk Management	(584)	(1,249)
Foreign Exchange (Gain) Loss, Net	282	854
Re-measurement of Contingent Payment	(224)	50
(Gain) Loss on Discontinuance	7	(301)
(Gain) Loss on Divestitures of Assets	8	795
Other (Income) Loss, Net	(5)	(12)
Adjusted EBITDA (2)	3,519	1,411

Net Debt to Adjusted EBITDA	1.9x	5.9x
(1)	IFRS 16 was adopted January 1, 2019 using the modified retrospective approach; therefore, comparative information has not been restated.
(2)	Calculated on a trailing twelve-month basis. Includes discontinued operations.

Net Debt to Capitalization

As at	September 30, 2019	December 31, 2018
Net Debt	6,802	8,383
Shareholders’ Equity	19,227	17,468
	26,029	25,851
Net Debt to Capitalization	26%	32%

Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

16. LEASE LIABILITIES

Total
As at January 1, 2019 (Note 3)	1,494
Additions	311
Interest Expense (Note 4)	59
Lease Payments	(167)
Terminations	(11)
Exchange Rate Movements and Other	(7)
As at September 30, 2019	1,679
Less: Current Portion	169
Long-Term Portion	1,510

The Company has lease liabilities for contracts related to office space, railcars, barges, storage tanks, caverns, drilling rigs, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Discount rates during the nine months ended September 30, 2019 were between 2.8 percent and 5.7 percent, depending on the duration of the lease term.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

For the periods ended September 30, 2019	Three Months Ended	Nine Months Ended
Variable Lease Payments	5	15
Short-Term Lease Payments	3	10

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Undiscounted cash outflows relating to the lease liabilities are:

As at September 30, 2019	Total
Less than 1 Year	242
Years 2 and 3	404
Years 4 and 5	357
Thereafter	1,460
Total (1)	2,463

(1)Includes principal and interest.

17. CONTINGENT PAYMENT

Total
As at December 31, 2018	132
Re-measurement (1)	137
Liabilities Settled or Payable	(139)
As at September 30, 2019	130
Less: Current Portion	64
Long-Term Portion	66
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the Acquisition from ConocoPhillips, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at September 30, 2019, $38 million was payable.

18. ONEROUS CONTRACT PROVISIONS

Total
As at January 1, 2019 (Note 3)	78
Liabilities Settled	(9)
Change in Assumptions	(12)
Change in Discount Rate	4
Unwinding of Discount on Onerous Contract Provisions	3
As at September 30, 2019	64
Less: Current Portion	17
Long-Term Portion	47

The provision for onerous contracts relates to the non-lease components of lease liabilities, including operating costs and unreserved parking related to office space in Calgary, Alberta. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at a credit-adjusted risk-free rate of between 3.0 percent and 4.1 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

19. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:	Total
As at December 31, 2018	875
Liabilities Incurred	7
Liabilities Settled	(29)
Change in Discount Rate	310
Unwinding of Discount on Decommissioning Liabilities (Note 4)	43
Foreign Currency Translation	(1)
As at September 30, 2019	1,205

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.0 percent as at September 30, 2019 (December 31, 2018 – 6.5 percent).

20. OTHER LIABILITIES

As at	September 30, 2019	January 1, 2019 (1)
Employee Long-Term Incentives	59	41
Pension and Other Post-Employment Benefit Plan	87	75
Other	37	39
	183	155
(1)	See Note 3.

21. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	September 30, 2019		December 31, 2018
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,790	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 23)	38	-	-	-
Outstanding, End of Period	1,228,828	11,040	1,228,790	11,040

As at September 30, 2019, ConocoPhillips continued to hold the 208 million common shares issued as partial consideration related to the Acquisition.

There were no preferred shares outstanding as at September 30, 2019 (December 31, 2018 – nil).

As at September 30, 2019, there were 26 million (December 31, 2018 – 23 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

22. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	-	134	-	134
Income Tax	-	-	-	-
As at September 30, 2018	(4)	767	14	777

As at December 31, 2018	(7)	1,030	15	1,038
Other Comprehensive Income (Loss), Before Tax	(9)	(142)	3	(148)
Income Tax	2	-	-	2
As at September 30, 2019	(14)	888	18	892

23. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at September 30, 2019	(thousands)	(thousands)
NSRs	31,823	24,058
PSUs	6,901	-
RSUs	8,697	-
DSUs	1,506	1,506

The weighted average exercise price of NSRs as at September 30, 2019 was $22.66.

	Units Granted	Units Vested and Exercised/ Paid Out
For the nine months ended September 30, 2019	(thousands)	(thousands)
NSRs	3,867	(164)
PSUs	2,589	-
RSUs	2,610	(1,127)
DSUs	298	(171)

In the nine months ended September 30, 2019, 164 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for 38 thousand common shares (Note 21).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
NSRs	2	2	7	6
PSUs	4	1	6	(1)
RSUs	11	4	24	11
DSUs	3	-	8	5
Stock-Based Compensation Expense (Recovery)	20	7	45	21
Stock-Based Compensation Costs Capitalized	6	2	15	7
Total Stock-Based Compensation	26	9	60	28

24. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2019, the carrying value of Cenovus’s debt was $7,239 million and the fair value was $7,991 million (December 31, 2018 carrying value – $9,164 million, fair value – $8,431 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of equity instruments classified at FVOCI:

Total
As at December 31, 2018	38
Change in Fair Value	3
As at September 30, 2019	41

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps, futures and options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	September 30, 2019			December 31, 2018
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil	2	3	(1)	156	2	154
Foreign Exchange	-	-	-	-	1	(1)
Interest Rate	-	-	-	7	-	7
Total Fair Value	2	3	(1)	163	3	160

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	September 30, 2019	December 31, 2018
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(1)	160

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to September 30:

2019
Fair Value of Contracts, Beginning of Year	160
Fair Value of Contracts Realized During the Period	24
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(181)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(4)
Fair Value of Contracts, End of Period	(1)

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.8 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

individuals who are knowledgeable about and have experience in fair value techniques. As at September 30, 2019, the fair value of the contingent payment was estimated to be $130 million.

As at September 30, 2019, average WCS forward pricing for the remaining term of the contingent payment is $42.75 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment was 29 percent and six percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(116)	73
WTI Option Volatility	± five percent	(46)	41
Canadian per U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	5	(13)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2019	2018	2019	2018
Realized (Gain) Loss (1)	(9)	325	24	1,491
Unrealized (Gain) Loss (2)	9	(247)	157	(508)
(Gain) Loss on Risk Management From Continuing Operations	-	78	181	983
(1)	Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

25. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. In the nine months ended September 30, 2019, the Company unwound the remaining US$150 million of its interest rate swaps, resulting in a risk management loss of $1 million. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. There were no notional foreign exchange contracts outstanding as at September 30, 2019.

As at September 30, 2019, approximately 93 percent of the Company’s accruals, joint operations, trade receivables and net investment in finance leases were investment grade, and over 99 percent were outstanding for less than 60 days. The average expected credit loss on the Company’s accruals, joint operations, trade receivables and net investment in finance leases were 0.3 percent as at September 30, 2019.

Net Fair Value of Risk Management Positions

As at September 30, 2019	Notional Volumes	Terms	Average Price	Fair Value Asset (Liability)
Crude Oil Contracts
WTI Collars	19,000 bbls/d	January – December 2019	US$50.00-US$62.08/bbl	2
Other Financial Positions (1)				(3)
Total Fair Value				(1)
(1)	Other financial positions are part of ongoing operations to market the Company's production. As at September 30, 2019, other financial positions consist of WCS, WTI and condensate instruments.

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	1	(1)
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	3	(3)

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

26. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Long-Term Debt	Lease Liabilities
As at December 31, 2017	-	9,513	-
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Revolving Long-Term Debt	-	(20)	-
Dividends Paid	(183)	-	-
Non-Cash Changes:
Dividends Declared	183	-	-
Foreign Exchange (Gain) Loss	-	326	-
Finance Costs	-	5	-
As at September 30, 2018	-	9,824	-

As at January 1, 2019 (Note 3)	-	9,164	1,494
Changes From Financing Cash Flows:
Dividends Paid	(183)	-	-
Net Issuance (Repayment) of Long-Term Debt	-	(1,601)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	4	-
Principal Repayment of Leases	-	-	(108)
Non-Cash Changes:
Dividends Declared	183	-	-
Foreign Exchange (Gain) Loss	-	(264)	(7)
Lease Additions	-	-	311
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	(67)	-
Lease Terminations	-	-	(11)
Other	-	3	-
As at September 30, 2019	-	7,239	1,679

27. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans.

As at September 30, 2019	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	257	1,049	1,010	1,072	1,501	17,336	22,225
Real Estate (2)	10	36	38	39	39	710	872
Capital Commitments	2	-	-	-	-	-	2
Other Long-Term Commitments	69	48	33	33	31	122	336
Total Payments (3)	338	1,133	1,081	1,144	1,571	18,168	23,435
(1)	Includes transportation commitments of $13 billion (2018 – $14 billion) that are subject to regulatory approval or have been approved, but are not yet in service.
(2)	Relates to the non-lease components of lease liabilities including operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)	Contracts undertaken on behalf of WRB Refining LP are reflected at Cenovus’s 50 percent interest.

On January 1, 2019, the Company adopted IFRS 16 which resulted in the recognition of lease liabilities related to operating leases on the balance sheet. These liabilities were previously reported as commitments. For a reconciliation of the Company’s commitments as at December 31, 2018 to its lease liabilities as at January 1, 2019, see Note 3.

As at September 30, 2019, total commitments were $23.4 billion, of which $22.2 billion were for various transportation and storage commitments. Transportation and storage commitments include future commitments of $131 million relating to railcar and $195 million for storage tank leases that have not yet commenced. The railcar leases are expected to commence in 2019 and 2020 with lease terms between five years and ten years and the storage tank leases are expected to commence in 2019 and 2020 with lease terms of three and ten years.

As at September 30, 2019, there were outstanding letters of credit aggregating $367 million issued as security for performance under certain contracts (December 31, 2018 – $336 million).

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2019

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at September 30, 2019, the estimated fair value of the contingent payment was $130 million (see Note 17).

Cenovus Energy Inc. – Q3 2019 Interim Consolidated Financial Statements	29